                                                                    EXHIBIT 2.2

                      AMENDED AND RESTATED ESOP AGREEMENT

         This Amended and Restated ESOP Agreement (the "Agreement") is made this 17th day of March, 1994 amending and restating the agreement made the 9th day of January, 1994, by and among U.S. Trust Company of California, N.A., as trustee (including successors thereto, the "Trustee") for the trust (the "Trust") established pursuant to the EPIC Healthcare Group, Inc. Employee Stock Ownership Plan (the "ESOP") of EPIC Healthcare Group, Inc., ("Group"), the Committee (as defined in the ESOP) administering the ESOP, EPIC Holdings, Inc. ("Company"), Group, Healthtrust, Inc. - The Hospital Company ("Parent") and Odyssey Acquisition Corp. ("Sub"). Capitalized terms used herein but not defined herein shall have the definitions assigned to them in that certain Agreement and Plan of Merger, dated January 9, 1994, among Parent, Sub and Company (the "Merger Agreement"), a copy of which is attached hereto as Exhibit "A".

                                    RECITALS

         A.      Effective as of September 30, 1988, Group established the ESOP;

         B.      Group and the Trustee, in its capacity as trustee, entered into the Trust Agreement dated as of September 30, 1988 (the "Trust
Agreement"), establishing the Trust pursuant to which Group makes contributions to the ESOP, to be invested primarily in shares of Company common stock and owned by the Trustee on behalf of ESOP participants;
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         C.      The Trustee purchased 24,500,000 shares of Group common stock, par value $.001 per share, from Group pursuant to the terms of the Agreement, dated as of September 30, 1988, between Group and the Trustee (the
"Subscription Agreement"), which shares were subsequently exchanged for an equal number of shares of Company common stock (such Company common stock is referred to herein as "Company Common Stock");

         D. The Trustee financed the purchase of such stock by borrowing an aggregate of $245,000,000 from Group (the "ESOP Loans") pursuant to the terms of certain loan agreements between Group and the Trustee dated September 30, 1988, which were subsequently refinanced (such loan agreements are referred to herein as the "ESOP Loan Agreements");

         E. As security for the portion of the ESOP Loans that remains outstanding, the Trustee pledged to Group the shares of Company Common Stock that have not been released from pledge as a result of payments of the ESOP Loans and allocated to the accounts of ESOP participants pursuant to the terms of the ESOP Pledge Agreement, dated as of September 30, 1988, between Group and the Trustee (the "Pledge Agreement");

         F. Concurrently with the execution of the ESOP Agreement dated January 9, 1994, Company, Parent and Sub entered into the Merger Agreement, pursuant to which Company will become a wholly-owned subsidiary of Parent;

         G.      In connection with the Merger Agreement, Company has





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agreed to amend the ESOP to convert the ESOP to a profit sharing or stock bonus plan following consummation of the transactions contemplated hereunder;

         H. The Trustee has received preliminary confirmation from its financial advisors that the consideration to be received by the ESOP pursuant to this Agreement will result in the receipt of fair market value for Company Common Stock transferred by the ESOP pursuant to this Agreement;

         I. The parties hereto desire to set forth their understanding and agreement with respect to the ESOP and the actions that each shall take in connection therewith; and

         J. The parties hereto entered into an agreement dated January 9, 1994 setting forth their understanding and agreement with respect to the foregoing, and have agreed to certain modifications of such agreement;

         NOW, THEREFORE, the parties hereto agree as follows:

         1. Stock Transfer; Satisfaction of Indebtedness. As of the Closing Date of the Merger Agreement and after giving effect to the transactions contemplated under Section 2, the Trustee shall release all right, title and interest of the Trustee in the shares of Company Common Stock that have not been released for allocation to the accounts of ESOP participants (the "Unreleased Shares") (after giving effect to any releases required as a result of contributions previously made), free and clear of any Trustee





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claims, liens, pledges, options, charges, security interests, mortgages, deeds of trust, encumbrances or other rights of the Trustee of any nature whatsoever, and Company and Group shall accept the Unreleased Shares from the Trustee in full satisfaction of the ESOP Loans.

         2.      Certain Covenants and Agreements.

                 (a)      ESOP Provisions.

                          (i) The Company and Group shall (A) amend the ESOP
and the Trust Agreement effective as of the Closing Date, to convert the ESOP to a profit sharing or stock bonus plan, to preclude participation in the ESOP by persons not employed by the Company or a Subsidiary of the Company as of the Closing Date, to eliminate the requirement of the ESOP that participants be employed on the last day of the plan year to receive an allocation of previously Unreleased Shares for the plan year (commencing as of January 1, 1994), to vest full fiduciary authority in the Trustee with respect to any right of the Trustee or the ESOP under the Merger Agreement and this Agreement and the actions contemplated thereby and hereby and to eliminate any directions or limitations as to the discretion the Trustee may exercise in exercising that authority; (B) amend the ESOP and the Trust Agreement effective as of December 31, 1994, to permanently discontinue contributions to the ESOP; (C) from and after the Closing Date, cause the interest of each ESOP Participant or former ESOP Participant in an amount, if any, credited to his ESOP account (including any amount credited





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or to be credited as a result of the transactions contemplated  hereunder) to be nonforfeitable in accordance with Code Section 411 and the Treasury Regulations thereunder; and (D) amend the ESOP and the Trust Agreement to permit the ESOP to hold cash and other assets in addition to Company Common Stock.

                          (ii)  Contribution or Forgiveness of Indebtedness.
Prior to the conversion of the ESOP to a stock bonus or profit sharing plan, Company and/or Group shall contribute cash to the ESOP, or shall forgive ESOP Loans (which forgiveness of indebtedness shall be treated as a contribution to the ESOP), to the extent necessary to repay or forgive, as the case may be, the accrued principal and interest on the ESOP Loans to the Closing Date; an appropriate number of the Unreleased Shares shall be released for allocation to participants as a result of such contribution or forgiveness, and Company and Group shall accept the remaining Unreleased Shares in accordance with Section 1 hereof.

                          (iii)  Interim Amount Determination.  Prior to the
Closing Date, Parent shall compute, or cause to be computed, subject to review by the Trustee, an aggregate dollar amount (the "Interim Amount") equal to 4% of the "compensation" (as defined in Parent's 401(k) Plan) of persons who are, immediately prior to the Closing Date, ESOP participants and employed by Company or any of its Subsidiaries (the "ESOP Participants") earned for each month or portion thereof included in the period beginning March 1, 1994, and ending on the Closing Date. For purposes of determining the





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Interim Amount described in the immediately preceding sentence, a portion of a month shall be taken into account and result in an increase in such contribution or forgiveness of indebtedness if the Merger Date occurs on or after the fifteenth day of such month.

                          (iv) Additional Contributions.   On the Closing Date,
or within one business day thereafter, Company, Group or Parent shall contribute cash to the ESOP in an amount which shall equal (a) plus (b) minus
(c) where (a) is $123,000,000, (b) is the Interim Amount and (c) is the product of $7.00 times the shares held by the ESOP which have been released for allocation to the accounts of ESOP Participants in current or prior plan years (after giving effect to any releases required as a result of contributions previously made under this Agreement). The contribution shall not be applied to repay the ESOP Loans.

                 (b) Plan Provisions Post-Closing. Following the consummation of the transactions contemplated hereby, (i) the Trust and the Trust Agreement shall continue in full force and effect, as amended pursuant to
Section 2(a) hereinabove, until such time as all distributions have been made in accordance with the terms of the ESOP as amended pursuant to Section 2 (a) hereinabove; (ii) the Plan Year and limitation year in effect as of the Closing Date shall continue without modification, and (iii) the ESOP Participants who continue to be employed by Parent or the Company shall be entitled to participate in Parent's 401(k) plan or a similar plan to be established by Parent. Such plan shall provide





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(A) a profit sharing contribution (the "Profit Sharing Contribution") on behalf of the ESOP Participants of 4% of the "compensation" of the ESOP Participants (as defined in such plan of Parent for participants generally) for the period beginning on the day following the Closing Date and ending December 31, 1994, and (B) a matching contribution (the "Matching Contribution") by Parent of 100% of each ESOP Participant's deferrals under such plan, not in excess of 3% of "compensation" (as defined in such plan of Parent for participants generally) made with respect to the period beginning on the Closing Date and ending
December 31, 1998.   Deferrals of compensation by ESOP Participants in such
plan shall be limited to 3% of compensation for the period from the Closing
Date through December 31, 1994. In addition, it is the present intention of Parent to provide the Profit Sharing Contribution described in clause (A) above to ESOP Participants during the plan years beginning in the calendar years ending December 31, 1995, through December 31, 1998; provided, however, that the parties hereto acknowledge and agree that Parent is under no obligation to the Trustee or ESOP Participants under this Agreement to provide any such Profit Sharing Contribution for years after 1994. The parties hereto further acknowledge and agree that the contributions of Parent referred to in this
Section 2(b) are conditioned upon qualification of Parent's plan under Code
Section 401(a), and shall be returned to Parent if the Internal Revenue Service does not issue a determination letter reasonably acceptable to Parent with





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respect to such plan.  Parent shall act in good faith and use its best efforts to secure such determination letter, including the adoption of changes reasonably requested by the Internal Revenue Service.

                 (c) Limits on Contributions.

                          (i)  No contribution made pursuant to the terms of
this Agreement shall exceed the amount reasonably determined in good faith by Parent to be (i) deductible pursuant to Code Section 404 for the applicable ESOP plan year or years and (ii) the amount permissibly allocable, for purposes of Code Section 415, during the applicable limitation year or years of the ESOP. To the extent that the contribution obligations set forth in clauses
(2)(a)(ii) or (iv) or 2(b) cannot be met due to operation of Code Section 404 or 415, as determined in good faith by Parent, in a subsequent plan year or plan years Parent shall make or shall cause Sub to make contributions to a plan established pursuant to clause (2)(b)(iii) hereinabove in an amount equal to the contribution that cannot be made in an earlier plan year, plus earnings at a rate equal to the greater of (i) 300 basis points in excess of the 3 month United States Treasury Bill Rate, adjusted and compounded quarterly, or (ii) the percentage change in the fair market value of the assets of the ESOP (or, if the ESOP is merged into another plan, the plan into which the ESOP is merged, or, in the event the ESOP is terminated, the qualified plan or plans in which the employees of the Company are eligible to participate) over the "measuring





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period" described below (determined by including changes in value attributable to realized and unrealized income, gains and losses) for the period from the Closing Date to the date of contribution (the "measuring period"); provided, however, that the contribution to be made for any given plan year shall not exceed the amount reasonably determined in good faith by Parent, (i) to be deductible for such plan year pursuant to Code Section 404 and (ii) to be permissibly allocable for purposes of Code Section 415, during the limitation year applicable to such plan year. For purposes of this provision, the "3 month United States Treasury Bill Rate" shall be the rate published in the Wall Street Journal for thirteen week short-term U.S. government bills as of the last day of each calendar quarter. In making this determination, Parent shall apply the approach used in the scenario attached to that certain letter (the "March 9 Letter"), dated March 9, 1994, from Dewey Ballantine to Gardere & Wynne, L.L.P. (the "Scenario") such that, for example, should the Closing Date be May 15, 1994, the contributions shall be made pursuant to the methodologies employed in the March 9 Letter, unless Parent and Trustee (and, with respect to any contribution made prior to the Closing Date, the Committee) shall agree upon an alternate approach, which approach shall result in contributions being made more rapidly than pursuant to the Scenario.

                 (ii)     Code Section 415 Priorities.  In calculating the Code
Section 415(c) limitation for the applicable ESOP limitation year or applicable to the ESOP plan year beginning January 1, 1994





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
and the limitation years applicable to the plan years beginning on or after January 1, 1994, of the plan established by Parent and described in Section 2(b) hereinabove in which ESOP Participants will participate after the Closing Date, contributions (and forgiveness of indebtedness treated as contributions) described in this Section 2 shall be charged against such limitation in the following order:

                          (A) First, 401(k) deferrals and the Matching
     Contribution described in Section 2(b) hereof;

                          (B) Second, the contribution or forgiveness of indebtedness described in Section 2(a)(ii) hereof;

                          (C) Third, the additional contribution described in
     Section 2(a)(iv) hereof other than the Interim Amount;

                          (D) Fourth, the Interim Amount described in Section 2(a)(iii) hereof; and

                          (E) Fifth, the Profit Sharing Contribution described in Section 2(b)(iii) hereof.

                 (d) Contribution and Allocation Restructuring. The parties expect that the obligations of Parent to make and allocate contributions to plans pursuant to this Agreement may be fulfilled without loss of qualification of the ESOP or of any plan established or continued by Parent for the benefit of employees of Parent and/or its subsidiaries. If, in the opinion of counsel to Parent, the qualification of any such plan could be jeopardized by Parent's contributions and/or allocations in compliance with this





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Agreement, the Trustee shall in good faith enter into an agreement with Parent to accept the consideration contemplated by this Agreement in another form or manner, as the Trustee shall determine, in its sole and absolute discretion, is permitted under ERISA and as mutually agreed to by Parent and the Trustee. No such agreement shall result in any reduction of the then net present value of the contribution and allocation obligations of Parent under this Agreement. If counsel to the Trustee does not concur with counsel to Parent that the qualification of any such plan could be jeopardized by Parent's contributions and/or allocations in compliance with this Agreement, Parent and the Trustee shall select nationally recognized counsel, experienced in ERISA and the Code, especially with respect to ESOPs, mutually agreeable to them to review the issue and make an independent determination whether the qualification of the ESOP or any Parent plan could be jeopardized. If deemed necessary by the independent counsel, a financial adviser mutually agreeable to Parent and the Trustee shall be selected. Parent shall pay all reasonable fees and costs of the Trustee, the Trustee's counsel and financial advisor, the independent counsel and the independent counsel's financial advisor. The determination of the Interim Amount described in Section 2(a)(iii) and the application of the limitations of Code Sections 404 and 415 to be determined by Parent pursuant to
Section 2(c) shall be provided by Parent to the Trustee and the





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ESOP Committee for the purposes of allowing either or both to provide comment with respect thereto.

                  (e) Form of Contributions. Any contribution to be made by Company, Group or Parent pursuant to Section 2(b) of this Agreement may be made, at Parent's election, in cash or in stock of Parent that is publicly traded, freely transferable (not subject to a securities or trading limitation) and equal in fair market value to the amount of the contribution obligation.

                  (f) Termination of Agreements. Effective as of the Closing Date, each of the Subscription Agreement, the ESOP Loan Agreements and the Pledge Agreement is terminated and cancelled and shall be of no further force or effect, and the Trustee, Company, Group, and the ESOP Committees shall take all steps necessary to comply with this covenant.

                  (g) Indemnification. For a period of six years from and after the Effective Time (as defined in the Merger Agreement) Parent and Sub shall indemnify U.S. Trust Company of California, N.A., as the Trustee and its financial advisors, Duff & Phelps Financial Consulting Company ("Duff & Phelps"), to the extent Group or Company would have been so required under the Trust Agreement and/or under any engagement letters with the Trustee and Duff & Phelps to which Company and/or any of its Subsidiaries is a signatory, without regard to termination of the ESOP or removal of U.S. Trust Company of California, N.A., as the Trustee. Such indemnification shall be made only to the extent that such





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indemnification would be required had Company survived the Merger as an independent entity and the indemnification obligation had also survived the Merger, and only in accordance with the terms of the Trust Agreement and/or such engagement letters.

         3. Conditions to Closing. The respective obligations of the parties to consummate the transactions contemplated by Sections 1 and 2 shall be conditioned upon (i) the prior or simultaneous consummation of the Merger in accordance with the terms of the Merger Agreement, and (ii) the Trustee having been duly authorized by all necessary corporate action on the part of the Trustee to consummate the transactions contemplated hereunder, and no other corporate proceedings on the part of the Trustee being necessary to consummate the transactions contemplated hereby.

         4.      Delivery of Documents at the Closing.

                 (a) Documents Delivered by the Trustee. At the Closing, the Trustee shall deliver to Company the following documents:

                          (i) A written waiver of all right, title and interest of the Trustee in the Unreleased Shares, in accordance with
         Section 1 hereinabove; and

                          (ii) a certificate of the Trustee setting forth the resolutions of the Trustee authorizing and approving this Agreement and the transactions contemplated hereby, and certifying that such resolutions were duly adopted and remain in full force and effect, not having been altered, amended or repealed.





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                 (b)      Documents Delivered by Company and Group.  At the
Closing, Company or Group shall deliver to the Trustee the following documents:

                          (i) the cancelled promissory notes evidencing the ESOP Loans;

                          (ii) a certificate of the Secretaries of Company and Group setting forth the resolutions of the board of directors of each, respectively, authorizing the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby, and certifying that such resolutions were duly adopted and remain in full force and effect, not having been altered, amended or repealed;

                          (iii) duly executed amendments to the ESOP and the Trust Agreement, as required hereinabove; and

                          (iv) the opinion of Johnson & Gibbs, P.C., counsel to Company, to the effect that none of (i) the discharge of the portion of the principal amount of the ESOP Loans that exceeds the fair market value of the shares of Company Common Stock transferred by the ESOP Trustee to Company pursuant to Section I, or (ii), the transfer by the ESOP Trustee to Company of the Unreleased Shares of Company Common Stock under the ESOP in satisfaction of the ESOP Loans, each as contemplated by this Agreement, will result in a violation of the requirements of the prohibited transaction exemption of Section 4975(d)(3) of the Code and Section 408(b)(3) of ERISA,





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         as expressed in Treas. Reg. sec.54.4975-7(b)(4), (5) and (6), and
         DOL Reg. sec.2550.408b-3(d), (a) and (f), assuming in each case that the fiduciaries undertaking such transactions are complying with the applicable fiduciary responsibility requirements of ERISA and that the ESOP has received no less than adequate consideration.

                 (c) Documents Delivered by Parent. At the Closing, Parent shall deliver to the Trustee a certificate of the Secretary of Parent setting forth the resolutions of Parent authorizing the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby, and certifying that such resolutions were duly adopted and remain in full force and effect, not having been altered, amended or repealed.

                 (d) Opinion of Trustee's Counsel. The Trustee agrees that prior to the Closing Date it will obtain from its counsel, Gardere & Wynne, L.L.P., an opinion that Gardere & Wynne, L.L.P. concurs in the opinion of Johnson & Gibbs, P.C., provided pursuant to the provisions of section 4(b)(iv) hereinabove. A copy of such opinion shall be provided to the Company prior to Closing Date; provided, however, that the parties hereto agree that the opinion rendered by Gardere & Wynne, L.L.P., may only be relied upon by the Trustee and may not be relied upon by any other party to this Agreement.

         5. Voting Agreement. At such time as Company conducts any meeting of or otherwise seeks a vote of its stockholders for the





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
purpose of approving the Merger, the Trustee shall vote the Unreleased Shares and shares of Company Common Stock allocated to the accounts of ESOP Participants with respect to which no voting instructions are received from the applicable ESOP participants, in favor of the Merger and the consummation of the transactions contemplated by the Merger Agreement, unless the Trustee, in its sole discretion, reasonably determines in good faith that such vote would violate the applicable requirements of ERISA; provided, however, that nothing in this Section 5 shall obligate the Trustee to vote (or preclude the Trustee from voting) in favor of the Compensation Payments (as defined in the Company's proxy statement dated March 17, 1994).

         6.      Company, Group, Trustee and Parent Representations and
Warranties.

                 (a) Company, Group and Related Company Organization. Company represents and warrants that each of Company and its Subsidiaries is, if a corporation, a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation (or, if a partnership or other legal entity, is duly organized, is validly existing under the laws of the jurisdiction of its organization and has completed the filing of any certificates required and by such jurisdiction for the organization and continued existence thereof) and has all requisite power and authority to own, lease and operate its properties and to carry on its business as now being conducted,





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
except where the failure to be so organized, existing and in good standing or to make such filings or to have such power and authority would not, individually or in the aggregate, have a material adverse effect on the business, operations, properties, assets, liabilities, condition (financial or otherwise) or results of operations of Company and its Subsidiaries, taken as a whole (a "Material Adverse Effect"). Each of Company and its Subsidiaries is duly qualified or licensed to do business and in good standing in each jurisdiction in which the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary, except where the failure to be so duly qualified or licensed and in good standing would not, individually or in the aggregate, have a Material Adverse Effect.

                 (b) Company and Group Authority. Company and Group represent and warrant that Company and Group have the requisite corporate power and authority to execute and deliver this Agreement and to carry out their obligations hereunder. The execution, delivery and performance of this Agreement and the consummation of the Merger and of the other transactions contemplated hereunder have been duly authorized by all necessary corporation action on the part of Company and Group and no other corporate proceedings on the part of Company and Group are necessary to authorize this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly executed and delivered by Company and Group and constitutes the valid and binding obligation of Company and Group enforceable against Company and Group in accordance with its terms, except as may be limited by or subject to any bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium or other laws affecting the enforcement of creditors' rights generally, and subject to general principles of equity.

                 (c) Parent Organization. Parent represents and warrants that Parent is a corporation duly organized, validly existing and in good standing under the laws of Delaware and has all requisite power and authority to own, lease and operate its properties and to carry on its business as now being conducted, except where the failure to be so organized, existing and in good standing or to have such power and authority would not, individually or in the aggregate, prevent or delay in any material respect the consummation of the transactions contemplated by this Agreement.

                 (d) Parent Authority. Parent represents and warrants that Parent has the requisite corporate power and authority to execute and deliver this Agreement and to carry out its obligations hereunder. The execution, delivery and performance of this Agreement and the consummation of the Merger and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Parent and no other corporate proceedings on the part of Parent are necessary to authorize this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly executed and delivered by Parent and constitute the valid and binding obligation of Parent, enforceable against Parent in accordance with its terms, except as may be limited by or subject to any bankruptcy, insolvency, fraudulent transfer, reorganizations, moratorium or other similar laws affecting the enforcement of creditors' rights generally, and subject to general principles of equity.

                 (e) Trustee Organization. The Trustee represents and warrants the Trustee is a national association duly organized, validly existing and in good standing under the jurisdiction of its incorporation and has all requisite power and authority to own, lease and operate its properties and to carry on its business now being conducted, except where the failure to be so organized, existing and in good standing or to have such power and authority would not, individually or in the aggregate, prevent or delay in any material respect the consummation of the transactions contemplated by this Agreement.

                 (f) Trustee Authority. The Trustee represents and warrants that the Trustee has the requisite power and authority to execute and deliver this Agreement and to carry out its obligations hereunder. The execution of this Agreement has been duly authorized by all necessary corporate action on the part of the Trustee and no other corporate proceedings on the part of the Trustee are necessary to authorize this Agreement. This Agreement has been duly executed and delivered by the Trustee and constitutes the valid and binding obligation of the Trustee, enforceable against the Trustee in accordance with its terms, except as may be limited by or subject to any bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium or other similar laws affecting the enforcement of creditors' rights generally, and subject to general principles of equity. All authority exercised hereunder by the Trustee is solely in its fiduciary capacity as the Trustee under the Trust Agreement, and in no other capacity.

                 (g) ESOP Committee Organization. The ESOP Committee represents and warrants that the ESOP Committee has been validly appointed under the ESOP, and has all requisite power and authority to exercise its duties under the ESOP.

                 (h) ESOP Committee Authority. The ESOP Committee represents and warrants that the ESOP Committee has the requisite power and authority to execute and deliver this Agreement and to carry out its obligations hereunder. The execution of this Agreement has been duly authorized by all necessary action on the part of the ESOP Committee and no other proceedings on the part of the ESOP Committee are necessary to authorize this Agreement. This Agreement has been duly executed and delivered by the ESOP Committee and constitutes the valid and binding obligation of the ESOP Committee enforceable against the ESOP Committee in accordance with its terms, except as may be limited by or subject to any bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium or other similar laws affecting the enforcement of creditors rights generally and subject to general principles of equity.

                 (i) Nonsurvival of Representations and Warranties. None of the representations and warranties in this Section 6 shall survive the Closing Date or termination of the Merger Agreement.

         7. Amendments. This Agreement contains the entire understanding of the parties with respect to the ESOP and may be amended only by an agreement in writing signed by each party hereto.

         8. Descriptive Headings. Descriptive headings are for convenience only and shall not control or affect the meaning or construction of any provision of this Agreement.

         9. Counterparts. For the convenience of the parties, any number of counterparts of this Agreement may be executed by one or more parties hereto and each such executed counterpart shall be, and shall be deemed to be, an original instrument.

         10. Notices. All notices, consents, requests, instructions, approvals and other communications provided for herein and all legal process in regard hereto shall be validly given, made or served, if in writing and delivery personally, or sent by facsimile or registered mail, postage prepaid, if:

                                  TO THE TRUSTEE:

                                  U.S. Trust Company of California, N.A.
                                  555 South Flower Street, Suite 2700
                                  Los Angeles, California 90071-2429
                                  Attention: Charles E. Wert

With a copy to:                   Gardere & Wynne, L.L.P.
                                  1601 Elm Street
                                  Suite 2800
                                  Dallas, Texas 75201
                                  Attention:  William W. McClure, Jr., Esq.

                                  TO COMPANY, GROUP OR ESOP COMMITTEE:

                                  EPIC Holdings, Inc.
                                  EPIC Center
                                  3333 Lee Parkway, Suite 900
                                  Dallas, Texas 75219
                                  Attention:  Stanley Baldwin, Esq.

With a copy to:                   Johnson & Gibbs, P.C.
                                  900 Jackson Street
                                  Dallas, Texas 75202
                                  Attention: Jim A. Watson, Esq.

                                  TO PARENT OR SUB:

                                  HealthTrust, Inc. - The Hospital Company
                                  4525 Harding Road
                                  Nashville, Tennessee 37205
                                  Attention: Philip D. Wheeler, Esq.

With a copy to:                   Dewey Ballantine
                                  1301 Avenue of the Americas
                                  New York, New York  10019-6092
                                  Attention: Morton A. Pierce, Esq.

or to such other address as any party hereto may, from time to time, designate in a written notice given in a like manner. Notice delivered personally shall be deemed delivered on the date of delivery. Notice given by facsimile shall be deemed delivered on the date on which receipt is acknowledged. Notice given by mail as set out above shall be deemed delivered three days after the date the same is postmarked.

         11. Law Application. This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of

Delaware without regard to principles of conflict of laws; provided, however, that the law governing any fiduciary duties of each party hereto and, in the case of Company, Parent and Sub, their respective boards of directors and the law governing any other matters of internal corporate governance of Company, Parent or Sub shall be the law of their respective jurisdictions of incorporation (in the case of Company, Parent and Sub, Delaware) or the law specifically applicable to them (in the case of the Trustee, the laws of the State of California, ERISA or other applicable federal or state law).

         12. Successor and Assigns. This Agreement shall be binding upon and inure to the benefit of and be enforceable by the successor and assigns of the parties hereto.

         IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered as of the day and year first above written.


HEALTHTRUST, INC. -                        U.S. TRUST COMPANY OF
THE HOSPITAL COMPANY                       CALIFORNIA, N.A.

By: /s/Michael A. Koban, Jr.               By: /s/Terry J. Colberg
    -------------------------                  ---------------------
Name: Michael A. Koban, Jr.                Name: Terry J. Colberg
      -----------------------                    --------------------
Title: Senior Vice President                Title: Vice President
       -----------------------                     --------------------



ODYSSEY ACQUISITION CORP.                  ESOP COMMITTEE
                                           (ACTING SOLELY IN THE CAPACITY
                                            AS MEMBERS OF THE ESOP
                                            COMMITTEE)

By: /s/Michael A. Koban, Jr.                /s/Kenn S. George
    ------------------------                --------------------------
Name: Michael A. Koban, Jr.                 /s/Gary E. Griffith
      -----------------------               --------------------------
Title:  Vice President                      /s/Stanley F. Baldwin
        ---------------------               --------------------------
                                            /s/Thomas T. Schleck
                                            --------------------------



EPIC HOLDINGS, INC.                        EPIC HEALTHCARE GROUP, INC.

By: /s/Stanley F. Baldwin                   By: /s/Kenn S. George
    -----------------------                     ----------------------
Name: Stanley F. Baldwin                    Name: Kenn S. George
      ---------------------                       ---------------------
Title: Vice President,                      Title: Chairman, President & CEO
       --------------------                        -------------------------
       General Counsel &
       Secretary